Dynamic Enviro, Inc.

9100 Kiln Waveland Cutoff Road

Waveland, Mississippi 39520

(228) 231-1187

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Craig E. Slivka, Special Counsel/Edward M. Kelly, Pamela A. Long, Assistant Director (Office of Manufacturing and Construction)

August 9, 2016

Re:	Dynamic Enviro, Inc. (referred to herein as “we”, “our” or “us or Dynamic Enviro)

Registration Statement filed on Form S-1; Amendment No. 5

File No. 333-212030

Dear Mr. Slivka, Mr. Kelly and Ms. Long:

Please be advised that we are filing Amendment Number 5 to address your August 8, 2016 comment regarding the Jobs Act (see page 11).

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Dynamic Enviro, Inc.

By:	/s/ Brant Cochran
Brant Cochran, Chief Executive Officer